[Letterhead of Arnold & Porter LLP]

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Ellie Quarles, Esq.

Special Counsel

Office of International Corporate Finance

Re:	Republic of Panama
Registration Statement under Schedule B
Filed May 22, 2014
File No. 333-196195

Form 18-K for Fiscal Year Ended December 31, 2012, as amended
Filed September 30, 2013, as amended March 26, 2014 and May 27, 2014
File No. 333-07558

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 6, 2014 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K (the “18-K”), as amended. On behalf of the Republic of Panama (the “Republic”), we are responding to the Comment Letter, as set forth below.

The Annual Report has been revised in accordance with the Comment Letter. Amendment No. 3 to the 18-K filed pursuant to Form 18-K/A (“Amendment No. 3 to the 18-K”), reflecting such revisions, is being filed with the Securities and Exchange Commission simultaneously with this letter. Amendment No. 3 to the 18-K amends and restates in its entirety the text of Amendment No. 2 to the 18-K filed pursuant to Form 18-K/A on May 27, 2014.

Registration Statement under Schedule B

Cover Page

1. Please clarify that BNP may sell debt securities of the Republic of Panama.

Response: The first paragraph of the first page of the Prospectus has been edited to read as follows:

The Republic of Panama (referred to as Panama) or Banco Nacional de Panamá (BNP), acting not in its individual capacity but solely as trustee of Fideicomiso FAP, a trust formed under the laws of Panama which owns the assets of the Fondo de Ahorro de Panamá (FAP), and which is referred to as the Savings Fund Trust (BNP, in such capacity, being referred to as the selling securityholder), may offer up to $1,616,017,000 (or its equivalent in other currencies) aggregate principal amount of debt securities of Panama, with or without warrants or other similar securities to purchase, sell or exchange such debt securities.

Where You Can Find More Information, page 3

2. Please provide the Republic of Panama’s file number, and disclose the filing date for the December 31, 2012 annual report.

Response: The text on page three will be edited as follows:

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

•	Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 filed on September 30, 2013 (file number 333-07558);

•	Amendment No. 1 filed on Form 18-K/A on March, 26, 2014, to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

Amendment No. 2 filed on Form 18-K/A on May 27, 2014, to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

Amendment No. 3 filed on Form 18-K/A on June 27, 2014 to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012;

•	All other amendments to Panama’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 filed prior to the date of this prospectus; and

•	Any amendment on Form 18-K/A to the 2012 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

Jurisdiction and Enforcement, page 20

3. In the fifth paragraph, briefly summarize the statutory provisions that affect the execution on or attachment of revenues, assets and property of Panama located in Panama through Panamanian courts.

Response: The following text will be added to the fifth paragraph: “Under articles 1047 and 1048, the State will be notified through the Ministry of Economy and Finance of a money judgment against it, in order that the judgment may be paid. If within a year the judgment has not been satisfied, the court will request the President of the Republic through the President of the Supreme Court to make the necessary arrangements to comply with the judgment. If three years have elapsed since the date of the judgment without payment, at the request of the judgment creditor and during the next month following such request, the court will order BNP to transfer to the court’s account the amount owed to the judgment creditor. Pursuant to article 1650 the assets of the State cannot be attached. Finally, pursuant article 1939, the State is afforded various protections in civil proceedings, among them that the State cannot be required to pay court costs and attorneys’ fees and also cannot be subject to interim relief, except regarding evidentiary matters.”

Form 18-K/A Filed May 27, 2014

Selected Panamanian Economic Indicators, page 1

4. Please disclose that you changed the Constant GDP base year to 2007 with the filing of this amendment and the reasons why the base year was changed.

Response: The following paragraph will be added: “The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism.”

Recent Government Initiatives, page 2

5. Please explain how the Cold Chain National Markets Company will carry out its purpose, such as by raising debt or making payments to the nation’s farmers.

Response: The paragraph on the Cold Chain Markets Company will be revised as follows:

Law 90 of November 7, 2013 created the Cold Chain National Markets Company (Mercados Nacionales de la Cadena de Frio, S.A.), which is a public company that will have the responsibility to promote, construct and manage the network of wholesale and retail national markets and the Cold Chain Integrated Logistics System, as well as other initiatives that contribute to the improvement of the supply chain and distribution of food products. The objective of this company is to provide support to the nation’s farmers and increase the availability of domestically grown food products to consumers across the country. The company’s stock will be 100% owned by the State. The State will contribute to the new company the existing cold chain infrastructure developed through previous budgetary allocations. The Cold Chain National Markets Company will finance further development, as well as operations, through fees for services and the incurrence of debt through loans from domestic and foreign public and private sector financial institutions and bond issuances. Financing operations up to $300,000 will require shareholder approval; above that amount and up to $3.0 million will require the approval of the National Economic Council (CENA); and above US$3.0 million will require the approval of the Cabinet. The Executive branch will be represented in the shareholders assembly through the Ministry of Economy and Finance; and in the Board of Directors through a representative from the Ministry of Agricultural Development and a representative from the Ministry of Economy and Finance.

Form 18-K

General

6. Please disclose the methodology used to present economic and statistical data included in the annual report.

Response: The following paragraph will be added: “Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (GFSM 1986). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (SNA 1993); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN SNA 2008. Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (BPM5). Data for the Colón Free Zone (CFZ) and the Panama Canal has not yet been published using the new base year.”

Economic Performance – 2008 Through 2012, page D-18

7. Please confirm the accuracy of economic performance data included for 2010 and 2011. It appears that some of the percentage data describing increases or decreases compared to the previous years and the contribution data do not agree with the tabular data presented. Please advise us of the reasons for the discrepancies.

Response: The tables contain figures that have been revised subsequent to the date of the 18-K. Among the reasons for the revisions has been the base year change (2007 new base year, 1996 old base year) discussed in Comment 4 above that was completed after the filing of the 18-K. The paragraphs covering years 2008 through 2012 will be revised as set forth in Exhibit A hereto.

Foreign Investment in the Private Sector, page D-32

8. Please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

Response: Data for 2013 regarding foreign direct investment by economic sector and by country is not yet available. Data for 2010-12 will be provided as shown in the tables in Exhibit B hereto. The following narrative discussion will be added: “Panama’s foreign direct investment (FDI) for 2013 was $4,651.3 million, an increase of $1,763.9 million, or 61.1%, from the amount recorded in 2012. 84.0% of 2013 FDI came from reinvested earnings, which the government believes is based on continued confidence investors have placed in the performance shown by the Panamanian economy. 14.0% of 2013 FDI came from the purchases of shares of domestic companies by non-resident investors, mainly in the hospitality and real estate sectors and manufacturing companies; and the remaining 2.0% from other capital. Of this gross amount of investments made by non-residents, $583.4 million corresponds to capital invested in the Colon Free Zone in 2013, an increase of $48.3 million as compared to the same period of the previous year.”

The Panama Canal, page D-33

9. To the extent material, discuss concerns that have been raised about the proposed size limits on ships that may affect the ability of certain larger oil tankers and vessels carrying liquefied natural gas to use the Panama Canal.

Response: The Republic does not believe that this is a material item for disclosure at this time. The maximum beam allowance of 49 meters for neopanamax vessels at the Panama Canal could be revised up to 50 meters once the Canal begins operations and gains experience handling larger ships. Of the 45 ships that exceed the operational dimensions of the new locks, 31 have a beam not exceeding 50 meters and once the Canal gains experience handling larger vessels the maximum beam allowance of 49 meters could be revised to accommodate these vessels. If the 49 meter restriction is relaxed, only 14 vessels out of the 392 that comprise the world LNG fleet will not be able to transit the expanded Canal. Accordingly, the Canal does not believe that this issue will have a material impact on the usage of the Canal by this sector. Moreover, this sector is only one of the economic sectors that are expected to use the expanded Canal.

Foreign Trade and Balance of Payments, page D-60

10. Please discuss the reasons for significant increases or decreases in the categories of exports you describe in the General section, such as exports of frozen yellow fish tuna and petroleum.

Response: The following text will be added in the relevant parts of the section:

“During 2013, banana and pineapple exports totaled $131.1 million, an increase of 6.0% from 2012. The increase in exports of bananas and pineapples came from an increase in the number of export destinations, which grew from 11 to 15 for bananas, and from 15 to 18 for pineapples.

“In 2013, shrimp exports increased by 84.4% to $74.7 million. The growth in exports of shrimp in 2013 was due to an increased demand from countries such as United States, China and Vietnam, as well as the control of the white spot disease which deeply affected the industry in previous years.

“In 2013, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled $36.5 million, reflecting a 9.6% increase from 2012. In 2013, frozen yellow fin tuna and similar products were exported to 12 countries, while in 2012 the export destinations comprised nine countries.

“In 2013, fishmeal exports amounted to $34.8 million, an increase of 75.8% from 2012 levels. The increase in exports of fishmeal came from an increased demand from countries such as Germany, China and Honduras as compared to 2012.

“In 2013, petroleum exports were $3.6 million, a 500.0% increase compared to 2012. In 2013 there was increased demand for petroleum and related products from Caribbean countries such as Jamaica, Puerto Rico and Trinidad & Tobago as compared to 2012.”

11. Please identify the components in the “Other” line item to the extent that they represent significant categories of exports.

Response: Gold and pineapples represent the components of the “Other” category that are significant. The import and export tables will be revised to break them out as separate line items as set forth in Exhibit C hereto.

Tables and Supplementary Information, page D-75

12. Please update the tables to provide the information as of the most recent practicable date.

Response: The tables will be updated to April 30, 2014 as set forth in Exhibit D hereto.

* * * *

We are grateful for your assistance in this matter. If you have any additional comments or questions, please do not hesitate to contact the undersigned at (202) 942-5575 or Whitney Debevoise at (202) 942-5042.

Sincerely,

/s/ Mark H. Stumpf

Mark H. Stumpf

Exhibit A

Response to Comment 7

Economic Performance—2008 Through 2012

Economic Performance in 2008. During 2008, Panama’s economy grew in all sectors. Panama’s GDP registered a real increase of 9.1% in 2008. Average inflation was 8.7% in 2008, compared to 4.2% in 2007. As Panama is a net importer, the decrease in the price of oil and other commodities during the end of 2008 and early 2009 had a short-term positive impact on the Panamanian economy, relieving some of the inflationary pressures and increasing the disposable income of the population in general. The unemployment rate decreased slightly from 6.4% in 2007 to 5.6% in 2008.

In 2008, the primary sector grew an estimated 5.6% compared to 2007, primarily due to the mining sector, which grew by an estimated 28.4%, and the agriculture sector, which grew an estimated 2.6%. The growth in the mining sector was primarily due to a greater demand for raw materials used by the construction sector, and the growth in the agriculture sector was due to increases in the amount of land used for farming. The construction sector grew by an estimated 28.9% in 2008, as compared to 2007, due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure.

The commerce, hotels and restaurant sector grew an estimated 10.9% in 2008 as compared to 2007, primarily due to increased tourism. The transportation, storage and communications sector grew 6.4% in 2008 as compared to 2007, primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. The financial intermediation sector grew an estimated 10.0% in 2008 as compared to 2007, primarily due to greater development in international banking. The real estate sector grew an estimated 6.4% in 2008 as compared to 2007.

The Government’s current savings for 2008 registered a surplus of $1.0 billion (4.1% of nominal GDP), compared to a surplus of $982.2 million in 2007 (4.7% of nominal GDP). The Government’s overall surplus decreased from approximately $240.0 million in 2007 (1.1% of nominal GDP) to approximately $63.5 million in 2008 (0.3% of nominal GDP). In 2008, Panama’s non-financial public sector balance registered a surplus of approximately $97.8 million (or 0.4% of nominal GDP), down from $683.0 million (or 3.2% of nominal GDP) in 2007.

Economic Performance in 2009. Despite a global economic slowdown, Panama’s economy grew during 2009, registering a real GDP increase of 4.0% during 2009 compared to 9.1% in 2008. Average inflation was 2.4% in 2009. The unemployment rate increased from 5.6% in 2008 to 6.6% in 2009.

The transportation, storage and telecommunications sector grew by an estimated 9.0% in 2009, compared to 2008 (contributing 17.4% to GDP in 2009 compared to 16.6% in 2008), due to an increase in revenue by telecommunications companies primarily as a result of increased use of prepaid cellular plans and contracts, internet service and international calls. Mining activities increased 4.6% in 2009 compared to 2008, reflecting a contribution to GDP of 0.8%, due to high demand for mining products from construction activity. The construction industry grew by 4.2% in 2009, compared to 2008, due to public and private investment in primarily non-residential civil engineering projects, including, among others, hydropower projects, expansion of the Panama Canal and the expansion of ports and road rehabilitation projects carried out by the Government. The contribution of the construction industry to GDP maintained its level of 8.8% from 2008 to 2009. The public utilities sector grew by 36.5% in 2009 compared to 2008, representing a contribution to GDP of 3.9% in 2009 compared to 3.0% in 2008. This increase was in part attributable to the establishment of new generating plants, which led to an increase in thermal energy production.

In 2009, the primary sector decreased an estimated 7.6% from 2008. In particular, the agriculture sector decreased 11.6% in 2009, representing 3.1% of GDP in 2009, as compared to 3.7% in 2008. This decrease is due in part to a decrease in the production of rice and fruits, as well as a decrease in exports by fisheries. Fishing activity recorded a 3.7% decrease, due mainly to lower exports of sea products, except shrimp.

The manufacturing sector decreased 0.9% in 2009, compared to 2008 (contributing 6.5% to GDP in 2009, compared to 6.8% in 2008) due in part to a decrease in the production of certain food products, paper products and chemical products. The financial intermediation sector decreased 0.9% in 2009, compared to 2008 (contributing 8.2% to GDP in 2009, compared to 8.6% in 2008) due in part to decreased banking activity, including a reduction in banking licenses and service charges.

The Government’s current savings for 2009 registered a surplus of $1.1 billion (4.2% of nominal GDP), compared to a surplus of $1.0 billion in 2008 (4.1% of nominal GDP). The Government’s overall surplus decreased from $63.5 million in 2008 (0.3% of nominal GDP) to a deficit of $357.2 million in 2009 (1.4% of nominal GDP). In 2009, Panama’s non-financial public sector balance registered a deficit of approximately $253.3 million (or 1.0% of nominal GDP), down from a surplus of $97.8 million (or 0.4% of nominal GDP) in 2008.

Economic Performance in 2010. In 2010, Panama’s real GDP grew by 5.9% compared to 4.0% in 2009. Average inflation was 3.5% in 2010. The unemployment rate decreased from 6.6% in 2009 to 6.5% in 2010.

The transportation, storage and telecommunications sector grew by an estimated 13.2% in 2010, compared to 2009 (contributing 18.6% to GDP in 2010, compared to 17.4% in 2009) due to the dynamics in the telecommunications sector, mainly explained by the growth in prepaid and contract cell phones, Internet services and international phone calls. Mining activities increased 7.3% in 2010, compared to 2009, reflecting a contribution of 0.8% to GDP, due to an increased employment of basic materials, mainly coming from rock and sand, used by the construction industry and the growth of activities related to the expansion of the Panama Canal and other megaprojects. The construction industry grew by 6.7% in 2010, compared to 2009, due to the execution of public and private investments, primarily civil engineering works and non-residential projects which include large hydroelectric projects, the Panama Canal expansion project and the modernization of the Tocumen International Airport, among others. The contribution of the construction industry to GDP increased from 8.8% in 2009 to 8.9% in 2010. The public utilities sector decreased by 18.9% in 2010, compared to 2009, representing a contribution of 3.0% to GDP in 2010, compared to 3.9% in 2009. In 2010, the primary sector decreased an estimated 6.3% from 2009. In particular, the agriculture sector increased 1.9% in 2010, representing 3.0% of GDP in 2010, compared to 3.1% in 2009. This increase is due in part to increases in the production of bananas, sugar cane and fresh flowers. Fishing activity recorded another decline in its gross value added, decreasing by 41.2%, mainly due to the low exports of marine products.

The manufacturing sector increased 2.1% in 2010, compared to 2009 (contributing 6.3% to GDP in 2010, compared to 6.5% in 2009) due in part to an increase in meat products as well as in the production of basic food items and beverages. The activities of the financial intermediation sector increased 2.1% in 2010, compared to 2009 (contributing 7.9% to GDP in 2010, compared to 8.2% in 2009) due in part to the growth of banking activity, the rise of commissions on foreign currency transactions and the positive development of local financial services.

The Government’s current savings for 2010 registered a surplus of $1.1 billion (4.0% of nominal GDP), compared to a surplus of $1.1 billion in 2009 (4.2% of nominal GDP). The Government’s overall deficit increased from $357.2 million in 2009 (1.4% of nominal GDP) to a deficit of $682.6 million in 2010 (2.4% of nominal GDP). In 2010, Panama’s non-financial public sector balance registered a deficit of $511.7 million (or 1.8% of nominal GDP), an increase from a deficit of $253.3 million (or 1.0% of nominal GDP) in 2009.

Economic Performance in 2011. In 2011, Panama’s real GDP grew by 10.8% compared to 5.9% in 2010. Average inflation was 5.9% in 2011. The unemployment rate decreased from 6.5% in 2010 to 4.5% in 2011.

The transportation, storage and telecommunications sector grew by an estimated 12.3% in 2011, compared to 2010 (contributing 18.8% to GDP in 2011, compared to 18.6% in 2010) due to the dynamics in the telecommunications sector, mainly explained by the growth in prepaid and contract cell phones, Internet services and international phone calls. Mining activities increased 18.6% in 2011, compared to 2010, reflecting a contribution of 0.9% to GDP, due to an increase in the exportation of gold, and the demand for basic materials for construction. The construction industry grew by 18.5% in 2011, compared to 2010, primarily due to large-scale projects by the Government such as the expansion of the Panama Canal, the expansion of Tocumen International Airport, and Saneamiento de la Bahía. The contribution of the construction industry to GDP increased 0.6% from 2010 to 2011. The public utilities sector grew by 19.3% in 2011, compared to 2010, representing a contribution of 3.2% to GDP in 2011, an increase from 2010. In 2011, the primary sector increased an estimated 4.6% from 2010. The agriculture sector increased 5.7% in 2011, representing 2.9% of GDP in 2011, compared to 3.0% in 2010. This increase is due in part to good rice and corn harvests. Fishing activity recorded a 21.2% decline given the decrease in catches of different species and a lower export of shrimp and of fish for industrial use.

The manufacturing sector increased 3.4% in 2011, compared to 2010 (contributing 5.9% to GDP in 2011, compared to 6.3% in 2010) due in part to the increase in the processing of meat and production of ethyl alcohol. The activities of the financial intermediation sector increased 7.6% in 2011, compared to 2010 (contributing 7.7% to GDP in 2011, compared to 7.9% in 2010) due in part to an increase in banking activity, including an increase in commissions.

The Government’s current savings for 2011 registered a surplus of $1.4 billion (4.1% of nominal GDP), compared to a surplus of $1.1 billion in 2010 (4.0% of nominal GDP). The Government’s overall deficit increased from $682.6 million in 2010 (2.4% of nominal GDP) to a deficit of $1.1 billion in 2011 (3.3% of nominal GDP). In 2011, Panama’s non-financial public sector balance registered a deficit of $703.1 million (or 2.1% of nominal GDP), an increase from a deficit of $511.7 million (or 1.8% of nominal GDP) in 2010.

Economic Performance in 2012. In 2012, Panama’s real GDP grew by an estimated 10.2% compared to 10.8% in 2011. Average inflation was 5.7% in 2012. The unemployment rate decreased from 4.5% in 2011 to 4.1% in 2012.

The transportation, storage and telecommunications sector grew by an estimated 11.3% in 2012, compared to 2011 (contributing 19.0% to estimated GDP in 2012, compared to 18.8% in 2011) due to increased volumes of passengers using Tocumen International Airport, as Panama has grown as a regional hub. Mining activities increased 28.8% in 2012, compared to 2011, reflecting a contribution of 1.1% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction industry grew by 28.7% in 2012, compared to 2011, primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama City and Bay sanitation project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 9.5% in 2011, to 11.1% in 2012. The public utilities sector decreased by 7.3% in 2012, compared to 2011, representing a contribution of 2.7% to GDP in 2012, a decrease from the level recorded in 2011 of 3.2%. In 2012, primary activities increased an estimated 9.8% from 2011. Agriculture sector output increased 4.9% in 2012 over 2011, and represented 2.7% of GDP in 2012, compared to 2.9% in 2011. This increase is due to exports of non-traditional products, such as pineapple and watermelon, and growth in local demand for sugar cane and bananas. During 2012, fisheries registered a recovery, increasing by 3.4%, mainly due to the increase in the export of shrimp and the increase in small-scale fisheries.

The manufacturing sector grew 0.3% in 2012, compared to 2011 (contributing 5.3% to GDP in 2012, compared to 5.9% in 2011) due to an increase in meat processing and dairy products activities and the production of cement. The activities of the financial intermediation sector increased 8.2% in 2012, compared to 2011 (contributing 7.6% to GDP in 2012, a decrease from a contribution of 7.7% in 2011) due to increased banking commissions and fees derived from credit growth, mainly related to mining, trade and mortgage activities.

The Central Government’s current savings for 2012 registered a surplus of $1.9 billion (5.0% of nominal GDP), compared to a surplus of $1.4 billion in 2011 (4.1% of nominal GDP). The Government’s overall deficit decreased from $1.1 billion in 2011 (3.3% of nominal GDP) to a deficit of $1.0 billion in 2012 (2.7% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of $550.6 million (or 1.5% of nominal GDP), a decrease from a deficit of $703.1 million (or 2.1% of nominal GDP) in 2011.

Economic Performance in 2013. In 2013, Panama’s real GDP grew by an estimated 8.4% compared to 10.2% in 2012. Inflation, as measured by the average CPI, was 4.0% in 2013. The unemployment rate maintained its level from 2012 (4.1%). As of March 31, 2014, the estimated nominal GDP for year 2014 is $47,459.0 million, an 11.3% growth compared to preliminary nominal GDP for year 2013.

Mining activities increased 31.4% in 2013, compared to 2012, reflecting a contribution of 1.3% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction sector grew by 29.8% in 2013, compared to 2012, primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama Canal expansion project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 11.1% in 2012, to 13.3% in 2013. The financial intermediation sector grew by 9.6% in 2013, compared to 2012, representing a contribution of 7.6% to GDP in 2013, at the same level as in 2012, primarily due to a strong performance of the International Banking Center as well as increased banking commissions and other revenues.

The transportation, storage and telecommunications sector grew by an estimated 6.1% in 2013, compared to 2012 (contributing 18.6% to estimated GDP in 2013, compared to 19.0% in 2012) due to increased volumes of passengers using Tocumen International Airport, benefiting from Panama’s growth as a regional hub. The public utilities sector grew by 3.1% in 2013, compared to 2012, representing a contribution of 2.6% to GDP in 2013, a decrease from the level recorded in 2012 of 2.7%. In 2013, primary activities increased an estimated 10.5% from 2012. Agriculture sector output increased 1.8% in 2013 over 2012, and represented 2.6% of GDP in 2013, compared to 2.7% in 2012. This increase is due to exports of non-traditional products, such as pineapples and watermelons, and growth in local demand for sugar cane and bananas. Fisheries registered an increase of 15.2%, due to the higher number of commercial species caught and increases in exports of by-products of industrial fishing, shrimp and tuna.

The manufacturing sector grew 2.7% in 2013, compared to 2012 (contributing 5.1% to GDP in 2013, compared to 5.3% in 2012) due to an increase in the production of cement, concrete and non-alcoholic beverages.

The Central Government’s current savings for 2013 registered a surplus of $1.95 billion (4.6% of nominal GDP), compared to a surplus of $1.90 billion in 2012 (5.0% of nominal GDP). The Government’s overall deficit increased from $1.0 billion in 2012 (2.7% of nominal GDP) to a deficit of $1.8 billion in 2013 (4.2% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of $1.2 billion (or 2.9% of nominal GDP), an increase from a deficit of $550.6 million (or 1.5% of nominal GDP) in 2012.

Exhibit B

Response to Comment 8

Foreign Direct Investment in Panama

by Investor Resident Country

Investor Residence Country	Foreign Direct Investment (in thousands of US$)
	2010(R)	2011(P)	2012(P)

TOTAL	2,723,370	3,132,408	2,887,393
EUROPE	607,095	1,039.211	262,664

European Union	155,144	821,901	48,378

Germany	15,275	131,328	56,779
Belgium	11,348	23,472	(139,707)
Denmark	(6,249)	(16,260)	(31,414)
Spain	(49,936)	176,844	263,302
France	(11,221)	(7,596)	29,842
Italy	(99,914)	77,810	32,715
Netherlands	126,034	36,253	169,821
United Kingdom	79,140	377,683	(280,487)
Sweden	20,466	7,982	21,627
Other Countries (1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	70,201	14,385	(74,100)
Other European countries	451,951	217,310	214,286
Andorra	7,974	1,302	4,363
Norway	(239)	(216)	597
Switzerland	444,215	209,514	204,423
Other countries (1): Liechtenstein, Russia and Turkey	1	6,710	4,903

AFRICA	879,123	349,824	653,399

South Africa	879,123	349,824	653,399

AMERICA	1,097,616	1,393,548	1,708,714

North America	1,119,406	445,928	717,134

Canada	8,598	39,109	32,434
United Sates	1,120,021	392,081	551,775
Mexico	(9,213)	14,738	132,925

Central America and Caribbean	(214,352)	297,897	348,684

Aruba	(963)	(237)	5,353
Bahamas	4,678	786	35,770
Costa Rica	12,803	104,481	51,678
Cuba	(1,194)	1,442	1,096
Curaçao	726	(5,285)	769
El Salvador	(19,547)	8,374	3,840

Investor Residence Country	Foreign Direct Investment (in thousands of US$)
	2010(R)	2011(P)	2012(P)
Guatemala	4,358	28,779	23,729
Honduras	6,563	72	768
Jamaica	(208,920)	(11,044)	51,473
Nicaragua	(1,142)	(3,351)	300
Puerto Rico	(63,109)	8,421	57,849
Dominican Republic	34,622	29,962	30,950
Other countries (1): Belize, Haiti, Barbados, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	16,773	135,497	85,109

South America	192,562	649,723	642,896
Argentina	(21,715)	3,659	26,636
Bolivia	5	48	243
Brazil	(1,973)	20,311	122,765
Chile	36,848	8,931	35,352
Colombia	82,274	412,020	277,715
Ecuador	8,784	12,581	7,480
Peru	12,806	182,301	28,051
Venezuela	75,533	9,872	144,654

ASIA	117,278	334,851	248,834

Middle and Near East	5,078	(258)	4,193

Israel	5,078	(258)	4,193

Central Asia, southern and other Persian Gulf countries

India	1,809	15,597	4,022
Singapore	1,792	(730)	1,629
Other countries (1) : Philippines, Pakistan, Saudi	—	17,468	2,259
Arabia and Singapore	17	(1,141)	134

East Asia	110,391	319,512	240,619

China, Hong Kong	(25,133)	9,713	(2,035)
China, Democratic People’s Republic of Korea (North Korea)	(2,835)	(278)	4,163
Republic of Korea (South Korea)	(17,646)	251,232	27,562
Japan	25,677	4,938	70,716
Republic of China (Taiwan)	130,328	53,907	140,213

OTHER COUNTRIES: (1) Angola, Uruguay, Australia and Libya	22,258	14,974	13,782

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies of direct investment have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

The following table sets forth foreign direct investment in Panama by category of economic of activity for the years 2010 through 2012.

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment (in thousands of US$)
	2010(R)	2011(P)	2012(P)
TOTAL	2,723,370	3,132,408	2,887,393
A. Agriculture, cattle, hunting and forestry	79,133	54,542	14,274
B. Mining and quarrying	(2,151)	39,446	(1,130)
C. Manufacturing industries	(113,757)	141,698	694,260
D. Electricity, gas and water supplies	(33,677)	278,723	(220,208)
F. Construction	(211,650)	155,166	145,641
G. Wholesale and retail	1,571,905	1,103,011	1,316,612
H. Transport, storage and mail	783,202	350,223	408,486
I. Hotels and restaurants	(11,997)	156,549	50,498
J. Information and communication	37,516	36,714	263,202
K. Finance and insurances activities	360,205	592,170	61,002
L. Real estate activities	112,235	80,259	29,343
M. Professional, scientific and technical activities	(12,755)	82,933	43,066
N. Administrative activities and support services	165,292	34,231	33,820
P. Education	(1,525)	5,316	2,636
Q. Social and health related services	13,366	6,905	25,634
R. Arts, entertainment and related activities	(17,697)	14,033	15,319
S. Other services activities	5,725	489	4,938

NOTE: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

Exhibit C

Response to Comment 11

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2009(R)	2010	2011		2012		2013(P)

Petroleum(2)	$7.1	$2.0	$0.8		$0.6		$3.6
Non-petroleum Merchandise Exports:
Bananas	62.1	65.2	86.3		85.9		90.6
Muskmelon	36.9	13.3	5.6		5.9		4.0
Watermelon	45.0	37.1	16.6		15.8		16.5
Sugar	13.3	19.2	37.2		34.5		24.0
Shrimp	43.9	35.4	37.7		40.5		74.7
Coffee	9.6	13.7	9.4		9.4		6.9
Fishmeal(4)	16.6	10.2	14.4		19.8		34.8
Frozen yellow fin tuna, fresh and frozen fish filet	247.9	118.5	46.7		33.3		36.5
Other seafood	0.0	0.0	0.0		1.6		0.0
Gold	5.8	16.0	70.3		116.8		115.8
Pineapples	36.5	33.1	32.0		37.8		40.5
Clothing	7.8	9.1	12.2		10.1		7.1
Meat from cattle	14.0	14.5	18.2		24.7		25.2
Standing cattle	0.2	0.0	0.3		3.1		1.9
Leather and similar products	4.1	8.8	14.2		17.9		21.6
Other	264.2	278.3	330.7		362.5		385.8

Total	821.9	727.6	784.9		821.9		843.9
Re-exports other than CFZ	114.4	101.4	135.7	(5)	155.6	(5)	205.9	(6)
Total	$936.1	$829.0	$920.6		$977.5		$1,049.8

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board.
(4)	Including fish oil.
(5)	Preliminary figure.
(6)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Exhibit D

Response to Comment 12

TABLES AND SUPPLEMENTARY INFORMATION

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	Outstanding Balance as of April 30, 2014(1)
					(in millions of dollars)
MULTILATERAL ORGANIZATIONS					$3,535.81
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	1,866.31
World Bank	Various	Various	Various	Semiannually	785.02
European Investment Bank	Various	Various	Various	Semiannually	52.54
Andean Development Corporation	Various	Various	Various	Semiannually	765.71
International Agricultural Development Fund(2)	Various	Various	Various	Semiannually	0.27
OPEC Fund for International Development	Various	Various	Various	Semiannually	65.96
BILATERAL ORGANIZATIONS					$292.03
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	36.99
Support Groups(2)	Fixed	Various	Various	Semiannually	20.54
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	234.50
Commercial Banks	Various	Various	Various	Semiannually	$943.33
Global Bonds					$8,317.51
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.89
Global 2015	7.25%	Nov 23, 2004	Mar 15, 2015	Bullet	378.80
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,500.00
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.71
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.90
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.00
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.43
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.84
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.00
Samurai 2021(2)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	405.95
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Bullet	750.00

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of April 30, 2014.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortizations	Disbursed during 2014	Principal Amount Outstanding as of April 30, 2014(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$0.00	$47.33
Bilateral Organizations
Government Direct Creditors	Fixed	Various	Various	Semiannually	$0.00	$0.74
Total						$48.06

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of April 30, 2014.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

Internal Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	Principal Amount outstanding as of April 30, 2014(1)
Bonds					(in millions of dollars)
Treasury Bonds 2022	5.6%	Semiannually	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Semiannually	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Semiannually	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Semiannually	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Semiannually	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Nov 09, 2012	Jul 25, 2022	$23.71

Treasury Bonds 2022	5.6%	Semiannually	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Semiannually	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Semiannually	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Semiannually	Nov 25, 2013	May 24, 2024	$100.00
Total					$100.00
Total Treasury Bonds					$1,464.04

Notes
Treasury Notes 2018	5.0%	Semiannually	Jun 21, 2011	Jun 15, 2018	$257.97
Treasury Notes 2018	5.0%	Semiannually	Jul 26, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Semiannually	Sep 20, 2011	Jun 15, 2018	$80.00
Treasury Notes 2018	5.0%	Semiannually	Oct 11, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Semiannually	Oct 04, 2012	Jun 15, 2018	$455.97
Total					$993.94
Treasury Notes 2015	7.0%	Semiannually	Dec 30, 2005	Dec 30, 2015	$28.82
Total					$28.82
Treasury Notes 2021	4.9%	Semiannually	Feb 04, 2014	Feb 21, 2021	$17.22
Treasury Notes 2021	4.9%	Semiannually	Feb 25, 2014	Feb 21, 2021	$105.10
Treasury Notes 2021	4.9%	Semiannually	Mar 18, 2014	Feb 21, 2021	$148.50
Treasury Notes 2021	4.9%	Semiannually	Apr 04, 2014	Jun 15, 2018	$51.38
Treasury Notes 2021	4.9%	Semiannually	Apr 22, 2014	Feb 21, 2021	$34.00
Total					$356.19
Total Treasury Notes					$1,378.96

Source: Ministry of Economy and Finance.